# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 501 E. Las Olas Blvd., Suite 300, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 08/21/2025
Filed by CIK 0002081874

## Reporting persons
- Strategic EP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 149,827; shared voting power 0; sole dispositive power 149,827; shared dispositive power 0; aggregate amount beneficially owned 149,827 (6.8% of the class)
  Comment: Does not include 62,299 shares of Common Stock issuable upon exercise of pre-funded warrants. These pre-funded warrants contain a provision, which precludes the exercise of the pre-funded warrants to the extent that, following exercise, the Reporting Person would own more than 4.99% (or, at the election of the holder, 9.99%) of the Common Stock outstanding. On August 26, 2025, the Reporting Person and the Issuer entered into a Standstill Agreement, pursuant to which the Issuer agreed to permit the Reporting Person to exceed the 4.99% ownership limitation, subject to an increase up to 9.99% as permitted under the terms of the pre-funded warrant agreement. In connection with the Standstill Agreement, the Reporting Person agreed to waive any rights to engage in takeover-related activities or otherwise seek to influence or control the Issuer.
  
  The percentage is based on 2,205,716 shares of Common Stock outstanding as of August 20, 2025, as reported by the Issuer in its Form S-3 Registration Statement filed with the SEC on August 21, 2025.

## Item 1. Issuer
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 501 E. Las Olas Blvd., Suite 300, Fort Lauderdale, FL 33301

## Item 2. Person Filing
Name of person filing: Strategic EP, LLC
Address of principal business office or, if none, residence: 1050 Crown Pointe Parkway, Suite 500, Atlanta, GA 30338
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
149,827 shares of Common Stock

Does not include 62,299 shares of Common Stock issuable upon exercise of pre-funded warrants. These pre-funded warrants contain a provision, which precludes the exercise of the pre-funded warrants to the extent that, following exercise, the Reporting Person would own more than 4.99% (or, at the election of the holder, 9.99%) of the Common Stock outstanding. On August 26, 2025, the Reporting Person and the Issuer entered into a Standstill Agreement, pursuant to which the Issuer agreed to permit the Reporting Person to exceed the 4.99% ownership limitation, subject to an increase up to 9.99% as permitted under the terms of the pre-funded warrant agreement. In connection with the Standstill Agreement, the Reporting Person agreed to waive any rights to engage in takeover-related activities or otherwise seek to influence or control the Issuer.
Percent of class: 6.8
Sole power to vote or to direct the vote: 149,827
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 149,827
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch/Manager (09/04/2025)